EXHIBIT 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We have issued our report dated March 12, 2024, with respect to the consolidated financial statements included in the Annual Report of i-80 Gold Corp on Form 40-F for the year ended December 31, 2023. We consent to the inclusion of the aforementioned report in the Annual Report of i-80 Gold Corp on Form 40-F and to the use of our name as it appears under the caption “Interest of Experts”, which appears in the Annual Information Form, included as Exhibit 99.1.

/s/ GRANT THORNTON LLP

Salt Lake City, Utah
March 12, 2024